[Letterhead of Ropes & Gray Appears Here]

February 3, 2006	Matthew H. Choate
(617) 951-7153
mchoate@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Jeffrey Riedler

Re:	SEC Comment Letter dated November 28, 2005
Post-Effective Amendment No. 6 to Oscient Pharmaceuticals Corporation’s Registration
Statement on Form S-3 (File No. 333-118026)

Ladies and Gentlemen:

I am writing on behalf of Oscient Pharmaceuticals Corporation (the “Company”) to respond to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 6 (the “Amendment”) to the Company’s Registration Statement on Form S-3 (File No. 333-118026).

On February 3, 2006, we discussed the Staff’s comment and the Company’s proposed response with Mr. Riedler of the Commission. For reference purposes, the Staff’s comment is reproduced in bold with the Company’s response, as discussed with the Staff, immediately following.

Comment:	Please revise your prospectus to identify the selling stockholders who are registered broker-dealers as underwriters with respect to the securities being offered.

Response:	The Company is filing an acceleration request for the Amendment concurrently with this response letter. Immediately following the effectiveness of the Amendment, the Company will file a prospectus supplement updating certain disclosures and revising the selling stockholder table so that selling securityholders that have identified themselves as registered broker-dealers will be identified with the following footnote:

“The selling securityholder has identified itself as a registered broker-dealer and is therefore an “underwriter” within the meaning of the Securities Act with respect the securities being offered.”

We hope that the foregoing has been responsive to the Staff’s comment. If you should have any questions about this letter or require any further information, please call the undersigned at (617) 951-7153 or Patrick O’Brien of Ropes & Gray LLP at (617) 951-7527.

Very truly yours,

/s/ Matthew H. Choate